February 13, 2019

Robert Tallack
Chief Executive Officer
ConversionPoint Holdings, Inc.
840 Newport Center Drive, Suite 450
Newport Beach, CA 92660

       Re: ConversionPoint Holdings, Inc.
           Registration Statement on Form S-4
           Filed December 17, 2018
           File No. 333-228857

Dear Mr. Tallack:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Questions and Answers About the Mergers and the Special Meetings
What will happen if the Inuvo shareholders do not approve the merger-related compensation at the special meeting?, page 6

1. Please revise to describe the merger-related compensation to be voted upon on an advisory basis and quantify such amounts.
The Mergers, page 16

2. Please update your summary to add a description of $1 million bridge loan that
       ConversionPoint provided to Inuvo on November 2, 2018. Since this bridge loan was negotiated as part of the merger negotiations, please clarify whether Inuvo's board considered this loan as part of its reasons to recommend approving the merger.
 Robert Tallack
FirstName LastNameRobertInc.
ConversionPoint Holdings, Tallack
Comapany NameConversionPoint Holdings, Inc.
February 13, 2019
February 13, 2019 Page 2
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FirstName LastName
Treatment of ConversionPoint Restricted Stock Units, page 18

3. We note that both the restricted stock units outstanding for ConversionPoint and Inuvo will vest and be converted into New Parent common stock. Please quantify the number of restricted stock units will vest for both entities and how many shares of New Parent common stock will be issued.
Conditions to Completion of the Mergers, page 21

4. Please clarify that the merger agreement requires that you repay the outstanding balance of Inuvo's credit agreements with Western Alliance Bank upon the close of the merger.
         Further, quantify the estimated amount of debt that will be repaid. Summary
Financing Condition, page 22

5. Please clarify whether you will terminate the registration of Inuvo common stock by filing a Form 15 and file a Form 8-A to register your New Parent common stock under Section
         12(b) of the Exchange Act.
As a direct-to-consumer marketer, ConversionPoint is subject to vast regulation... , page 42

6. In this risk factor, you disclose that you, historically, have generated a substantial portion of your revenue through negative option marketing. You also indicate that you are contemplating phasing out this portion of your business. Please disclose the amount of your revenue that is generated through negative option marketing and clarify whether the phase out plans refer to the discontinuing sales of those products or a change in your sales model for such products. Further, clarify which products currently are sold through negative option marketing and explain how that business will change during the phase out process.
Risk Factors
ConversionPoint's business is exposed to a multitude of risks based on its acceptance of credit cards, page 43

7. You characterize many of your credit card transactions as "high risk," resulting in a shortage of available merchant processors willing to handle such transactions. Please clarify what transactions or related products are considered high risk and explain the contributing factors that make them risky.
Description of ConversionPoint, page 59

8. In light of the fact that a majority of ConversionPoint's revenue is derived from e-
         commerce product sales, please expand your description of this business to discuss the types of products offered, your suppliers or supply chain, and sales channels and sales methods.
 Robert Tallack
FirstName LastNameRobertInc.
ConversionPoint Holdings, Tallack
Comapany NameConversionPoint Holdings, Inc.
February 13, 2019
February 13, 2019 Page 3
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Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 71

9. We note that although you have identified accounting policies that you consider to be critical to your financial statements, you have not provided a discussion and analysis that is substantially incremental to the accounting policies outlined in your financial statements. Revise your disclosure of critical accounting estimates here and on page 103 to provide greater insight into the quality and variability of information regarding your financial condition and operating performance. For example, you may discuss the extent to which your estimates and assumptions have been accurate or have changed in the past, and the extent to which these are reasonably likely to change in the future. Refer to
         Section V of SEC Release 33-8350.
Net Revenues, page 73

10. We note that your decline in revenues was primarily driven by a strategic effort by
         ConversionPoint to transition its business model from e-commerce products revenues to technology managed services and SaaS. Please expand and revise your discussion to provide a more detailed analysis of the reasons underlying the change in your revenues from period to period, including the impact of volume, pricing, impressions and/or platform usage factors on your revenues. In addition, tell us your consideration of quantifying and providing a discussion related to changes in revenues from the management of online display advertising campaigns. Refer to section III.B.4 of SEC
         Interpretive Release No. 33-8350.
Liquidity and Capital Resources, page 78

11. You disclose that, on November 2, 2018, you had certain technical defaults and an anticipated financial covenant default under your Loan and Security Agreement. You entered into an amendment to the Loan and Security Agreement, however, this amendment only decreased or eliminated certain covenants until February 15, 2019.
         Please revise your disclosure to expand on the steps you are taking to avoid a breach of your financial covenants, the impact or reasonably likely impact of a default on your financial condition or operating performance, and alternate sources of funding to pay off resulting obligations or replace funding. Also tell us and quantitatively disclose the required and actual amounts required by your cash, revenue and EBITDA debt covenants.
          See Sections I.D and IV.C of SEC Release No. 33-8350.
Background of the Mergers, page 140

12. Please clarify whether the board of Inuvo considered a specific enterprise value for either
         Inuvo or ConversionPoint in approving the merger and how those enterprise values were calculated. We note your news release in November 2018 that the total valuation for
         Inuvo was $75.5 million and $146 million for ConversionPoint.
 Robert Tallack
FirstName LastNameRobertInc.
ConversionPoint Holdings, Tallack
Comapany NameConversionPoint Holdings, Inc.
February 13, 2019
February 13, 2019 Page 4
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Opinion of Financial Advisor to the Inuvo Board
Summary of Financial Analysis, page 155

13. Please clarify the relationship between Canaccord Genuity and ConversionPoint. We note that members of ConversionPoint management appeared to have discussions concerning strategic alternatives for ConversionPoint in June 2017 and April 2018 with representatives of Canaccord Genuity. Please clarify whether ConversionPoint engaged
         Canaccord Genuity as a financial advisor or paid any fees to the firm as it contemplated a transaction with Inuvo.
14. We note that the financial analyses provided by Canaccord Genuity were based, in part, by certain financial projections provided by the management of both ConversionPoint and
         Inuvo. In your summary of the fairness opinion, you describe projections of 2018 and
         2019 revenue and EBITDA, and cash flow projections through 2023. Please disclose these management projections or advise us why you do not believe they are material to the understanding of your fairness opinion disclosures.
Support Agreements, page 193

15. We note that several Inuvo and ConversionPoint stockholders have entered into support agreements to vote in favor of the merger agreement. To the extent material, please identify these stockholders and quantify the respective beneficial ownership of these stockholders and advise us why you omitted such disclosure in Schedule A to both Annex
         D and Annex E. Further, please clarify the percentage of votes necessary to approve the merger for both Inuvo and ConversionPoint for non-affiliated stockholders and stockholders not a party to the support agreement both here and on pages 14 and 23.
Unaudited Pro Forma Combined Condensed Financial Statements, page 200

16. Under the terms of the merger agreement, Inuvo restricted stock units will immediately vest upon the completion of the merger and the holders of such Inuvo restricted stock units will be eligible to receive Inuvo merger consideration. In addition, we also note that
         ConversionPoint granted restricted stock units on August 30, 2018 that will vest immediately prior to the merger. Tell us the amount of compensation expense that will be recorded upon acceleration of the vesting and whether you considered disclosing this charge in the notes to the unaudited pro forma financial statements. To the extent material, please also tell us whether you considered including a pro forma balance sheet adjustment to retained earnings for such charge.
17. Please revise your presentation to include a separate column for the pro forma adjustments which give effect to your minimum raise of $36 million of equity and/or debt. In addition, present all pro forma adjustments on a gross basis on the face of the pro forma balance sheet, or alternatively, include the components of the adjustment in the notes to the pro forma financial statements.
 Robert Tallack
FirstName LastNameRobertInc.
ConversionPoint Holdings, Tallack
Comapany NameConversionPoint Holdings, Inc.
February 13, 2019
February 13, 2019 Page 5
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FirstName LastName
Note 3 - Preliminary Estimated Purchase Price Consideration, page 204

18. We note your disclosure that, based on your preliminary analysis, no material identifiable intangible assets have been determined and as such, none have been included in the allocation of the preliminary estimated purchase price. However, we also note that your preliminary estimated purchase price allocation includes intangible assets. Please revise your disclosure to reconcile this apparent discrepancy.
Note 4   Preliminary Estimated Purchase Price Allocation, page 205

19. Revise your disclosure to provide a schedule showing the calculation of the $75.5 million purchase price for Inuvo. The calculation of purchase price consideration should separately identify the amount of cash, the number of shares of common stock to be issued and the estimated price used to calculate the fair value of stock.
20. We note your disclosure that, in order to be "conservative," the preliminary purchase price allocation is based on the carrying value of the assets and liabilities of Inuvo. Please substantiate why the carrying value of all the assets and liabilities represents the best estimate of fair value. For example, the purchase price allocated to specific identifiable tangible and intangible assets and liabilities should be based on estimated fair values instead of values established over a year ago. To the extent your allocation is preliminary, revise to identify any other significant fair value adjustments likely to be recognized.
          Also, clearly describe the specific aspects of your fair value evaluation that are not complete.
21. Revise to provide a qualitative description of the factors that make up the $72.2 million in goodwill recognized on a pro forma basis in connection with the merger consistent with
         ASC 805-30-50-1a.
22. Revise to separately disclose each significant class of intangible asset acquired with its estimated useful life. In addition, provide an explanation of how the estimated fair values of the intangible assets were calculated or determined.
Note 5 - Preliminary Pro Forma Financial Statement Adjustments, page 206

23. We note that adjustment (a) states that the costs recorded for the minimum capital raise of
         $36 million net of costs will be treated as general and administrative expenses. Please tell us what consideration you gave to SAB Topic 5:A in accounting for these expenses.


24. We note that adjustment (j) reflects the general and administrative expenses that are expected to be incurred related to your minimal capital raise. If these costs will not have a continuing impact on your operations, they should not be included as an adjustment in the pro forma statement of operations. Please revise.
25. Please confirm to us that there are no direct, incremental costs of the acquisition reflected
 Robert Tallack
FirstName LastNameRobertInc.
ConversionPoint Holdings, Tallack
Comapany NameConversionPoint Holdings, Inc.
February 13, 2019
February 13, 2019 Page 6
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FirstName LastName
         in the historical financial statements of ConversionPoint and Inuvo. If there are any direct, incremental costs of the acquisition reflected in the historical financial statements of ConversionPoint and Inuvo, an adjustment should remove those costs from the pro forma statement of operations. Please advise.
Comparison of Stockholder Rights, page 213

26. Your disclosure that New Parent's corporate governance documents do not contain any provision designating a sole or exclusive forum for stockholder claims appears inconsistent with your disclosures on pages 56 and 212, and Article XIII of the New
         Parent certificate of incorporation. Further, we note that Article XIII provides that the federal court in Delaware shall be the exclusive forum if the Court of Chancery of
         Delaware lacks jurisdiction. Please revise.
ConversionPoint Technologies Inc. Notes to Unaudited Condensed Consolidated Financial
Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-13

27. We note that you enter into arrangements with customers that purchase both recurring monthly hosting services and tour production services at the same time, or within close proximity of one another. Please tell us how you typically account for these multiple element arrangements, including whether or not each element is accounted for as a separate unit of account, the level of the selling price hierarchy that is used to estimate fair value and the general timing of revenue recognition. Refer to ASC 605-25-50-2.
Significant Recent Accounting Pronouncements, page F-17

28. We note that you have elected not to take advantage of the extended transition period for complying with new or revised accounting standards that is provided for by the JOBS
         Act. We also note that ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017. Please tell us why ConversionPoint Technologies Inc. did not adopt ASU No. 2014-09 as of January 1, 2018.
Note 11 - Stock-Based Compensation, page F-27

29. In the absence of a public market for your common stock, please disclose the actual per share fair values utilized in determining stock based compensation and describe the factors management considered in arriving at those fair values.
Note 14 - Segment Information, page F-29

30. Please provide the disclosures required by ASC 280-10-50-21. These should include a discussion of your internal structure, how you are organized, whether operating segments have been aggregated and the types of products and services from which you derive your
 Robert Tallack
FirstName LastNameRobertInc.
ConversionPoint Holdings, Tallack
Comapany NameConversionPoint Holdings, Inc.
February 13, 2019
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         revenues. Please clarify the how the products and services described in your revenue recognition and nature of the business footnotes are assigned to each of your segments. In addition, tell us your consideration of presenting revenue from external customers for each product and service or each group of similar products and services as prescribed by ASC
         280-10-50-40.
ConversionPoint Technologies Inc. Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-44

31. Please describe the typical terms of the agreements through which you acquire and sell health, wellness and beauty products through trial and subscription billing models. In addition, tell us whether you recognize product sales on a gross or net basis and provide an analysis that supports your presentation taking into consideration all of the factors outlined in ASC 605-45-45.
Note 3   Business Combinations, page F-47

32. For each acquisition, disclose how you determined the value of shares issued as purchase consideration and any assumptions used to value significant intangible assets. For intangible assets subject to amortization, disclose the weighted average useful lives per asset class and how you determined such useful lives.
Note 8   Notes Payable, page F-53

33. In December 2017, you amended your note purchase agreement and issued to the debt holders an amount equal to 100% of the principal and interest under the note purchase agreement in your common stock. Revise to provide your accounting for this issuance, including the number of shares issued, at what price the common stock was issued and the fair value of the common stock issued. In addition, tell us where this issuance is reflected in your statement of cash flows disclosures.
Inuvo, Inc. Notes to Consolidated Financial Statements
Note 2   Summary of Significant Accounting Policies
Revenue Recognition, page F-138

34. We note that most of your revenue is generated through clicks on advertisements presented on your properties or those of your partners. Revise to disclose the proportion of revenues that are generated through advertisements on your properties and those of your partners.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Robert Tallack
ConversionPoint Holdings, Inc.
February 13, 2019
Page 8

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202)
551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

FirstName LastNameRobert Tallack                           Division of
Corporation Finance
                                                           Office of
Information Technologies
Comapany NameConversionPoint Holdings, Inc.
                                                           and Services
February 13, 2019 Page 8
cc:       Larry A. Cerutti, Esq.
FirstName LastName